UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

TerraForm Power, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

      88104R100
(CUSIP Number)

Toby E. Symonds
President
Altai Capital Management, L.P.
152 West 57th Street, 10th Floor
New York, New York  10019
212-201-5763

With a copy to:
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
     212-373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           January 20, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104R100	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 88104R100	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 88104R100	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 88104R100	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Toby E. Symonds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 88104R100	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 88104R100	SCHEDULE 13D	Page 7 of 11

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amend the Schedule 13D originally filed on July 23, 2014 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of TerraForm Power, Inc., a Delaware corporation (the “Company” or the “Issuer”).

This Amendment No. 1 to the Schedule 13D is being filed to report that due to an increase in the number of outstanding shares (as reported in the Prospectus filed by the Company pursuant to Rule 424(b)(4) under the Securities Act of 1933 (as amended) with the Securities and Exchange Commission on January 20, 2015 (the “Prospectus”)), a material change occurred in the percentage of shares of Common Stock beneficially owned by the Reporting Persons set forth in the Schedule 13D, which decreased the percentage owned by the Reporting Persons to below 5% of the Common Stock at such time. Because the Reporting Persons are no longer the beneficial owners of more than 5% of the Common Stock, no Reporting Person will be required to file further amendments to the Schedule 13D. If a Reporting Person becomes the beneficial owner of more than 5% of the Common Stock and is required to file pursuant to Rule 13d-1 promulgated under the Act, such Reporting Person will, to the extent and in the manner necessary, file a new Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1.  Security and Issuer.

No material change.

ITEM 2.  Identity and Background.

No material change.

ITEM 3.  Source and Amount of Funds or Other Consideration.

No material change.

ITEM 4.  Purpose of Transaction.

No material change.

CUSIP No. 88104R100	SCHEDULE 13D	Page 8 of 11

ITEM 5.  Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety to read as follows:

“(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,800,000 shares of Common Stock held for the account of ACMF, constituting approximately 3.3% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 54,217,984 shares outstanding as of January 20, 2015 as reported in the Prospectus.

(i) Investment Manager:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 1,800,000 shares of Common Stock.
Percentage: Approximately 3.3% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,800,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,800,000 shares of Common Stock

(ii) IMGP:

(a)	As of the date hereof, IMGP may be deemed the beneficial owner of 1,800,000 shares of Common Stock.
Percentage: Approximately 3.3% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,800,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,800,000 shares of Common Stock

(iii) Mr. Bajaj:

(a)	As of the date hereof, Mr. Bajaj may be deemed the beneficial owner of 1,800,000 shares of Common Stock.
Percentage: Approximately 3.3% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,800,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,800,000 shares of Common Stock

(iv) Mr. Symonds:

(a)	As of the date hereof, Mr. Symonds may be deemed the beneficial owner of 1,800,000 shares of Common Stock.
Percentage: Approximately 3.3% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,800,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,800,000 shares of Common Stock

CUSIP No. 88104R100	SCHEDULE 13D	Page 9 of 11

(v) Mr. Tesoriere:

(a)	As of the date hereof, Mr. Tesoriere may be deemed the beneficial owner of 1,800,000 shares of Common Stock.
Percentage: Approximately 3.3% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,800,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,800,000 shares of Common Stock

(b) By virtue of its role as investment manager of ACMF, Investment Manager has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,800,000 shares of Common Stock beneficially owned by it and held for the account of ACMF. By virtue of its role as general partner of Investment Manager, IMGP is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as managing principal of Investment Manager and member of IMGP, Mr. Bajaj is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as president and managing principal of Investment Manager and member of IMGP, Mr. Symonds is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as  managing principal of Investment Manager and member of IMGP, Mr. Tesoriere is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) ACMF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on January 20, 2015.”

CUSIP No. 88104R100	SCHEDULE 13D	Page 10 of 11

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The final paragraph in this Item 6 is hereby amended and restated to read as follows:

“As disclosed in the Issuer’s Prospectus dated January 20, 2015, the Issuer priced a public offering (the “January 2015 Public Offering”) of 12,000,000 shares of Common Stock. In connection with the January 2015 Public Offering, on January 12, 2015, ACMF agreed to a lock-up agreement (the “January 2015 Lock-up Agreement”) with the initial purchasers of the Common Stock. Pursuant to the January 2015 Lock-up Agreement, ACMF agreed that, for a period of 90 days from the date of the final prospectus relating to the January 2015 Public Offering, and subject to certain exceptions specified therein, it would not, directly or indirectly, (1) offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Common Stock (including, without limitation, shares of Common Stock which may be deemed to be beneficially owned by ACMF as of the date of the January 2015 Lock-up Agreement or thereafter in accordance with the rules and regulations of the Securities and Exchange Commission, shares of Common Stock which may be issued upon exercise of a stock option or warrant and any other security convertible into or exchangeable for Common Stock) or (2) enter into any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Common Stock.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein.

Except for the joint filing agreement, the Common Stock Purchase Agreement, the Lock-up Agreement and the January 2015 Lock-up Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.”

ITEM 7.  Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement
Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. 88104R100	SCHEDULE 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2015

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

/s/ Rishi Bajaj
Name:	Rishi Bajaj

/s/ Toby E. Symonds
Name:	Toby E. Symonds

/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of TerraForm Power, Inc. dated January 20, 2015 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  January 20, 2015

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

/s/ Rishi Bajaj
Name:	Rishi Bajaj

/s/ Toby E. Symonds
Name:	Toby E. Symonds

/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

There were no transactions effected during the past 60 days.